UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

PUBLIC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-53413

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01-01-2019** AND ENDING **12-31-2019**
                                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Butler Capital Partners**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

151 Post Road - Titus House
(No. and Street)

Old Westbury	**NY**	**11568**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jeffrey Harpel   717-249-8803
                                                                      (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Keiter
(Name — if individual, state last, first, middle name)

4401 Dominion Boulevard	**Glen Allen**	**VA**	**23060**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, R. Alan Butler, Managing Member _____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Butler Capital Partners _____ , as
of December 31 _____ , 20 19 _____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

None



KRISTIN FEENEY
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01FE6171053
Qualified in Nassau County
Commission Expires 7-16-23

Notary Public

_____
Signature

Managing Member
_____
Title

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

BUTLER CAPITAL PARTNERS

Statement of Financial Condition

December 31, 2019

SEC ID 8 - 53413

Filed pursuant to Rule 17a-5(e)(3) as a
PUBLIC DOCUMENT.

BUTLER CAPITAL PARTNERS

Table of Contents



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member of
Butler Capital Partners
Charlottesville, Virginia

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Butler Capital Partners (the "Company") as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2005.

Glen Allen, Virginia
February 25, 2020

Certified Public
Accountants & Consultants
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com

BUTLER CAPITAL PARTNERS

Statement of Financial Condition
December 31, 2019

Assets

Cash	$	206,262
Accounts receivable		1,167,617
Due from related parties		116,886
Property and equipment – net		2,409
Right-of-use asset - net		226,269
Other assets		57,660
Total assets	**$**	**1,777,103**

Liabilities and Member's Equity

Liabilities:		
Accrued commissions	$	513,222
Operating lease liability		226,269
Accounts payable, accrued liabilities and other liabilities		67,603
Total liabilities		807,094
Member's equity		970,009
Total liabilities and member's equity	**$**	**1,777,103**

See accompanying notes to financial statement.

BUTLER CAPITAL PARTNERS

Notes to Financial Statement

1. Summary of Significant Accounting Policies:

Nature of Business: Butler Capital Partners (the "Company") is a broker-dealer and operates as an investments marketing and consulting firm. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities and Exchange Commission ("SEC") and the Securities Investor Protection Corporation ("SIPC").

Basis of Accounting: The financial statement of the Company is prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP").

Credit Risks: Financial instruments which potentially expose the Company to concentrations of credit risk consist principally of cash and receivables from customers. The Company maintains its cash balances in financial institutions fully insured by the Federal Deposit Insurance Corporation up to $250,000. The Company's cash balance regularly exceeds the insured limit.

At December 31, 2019, two customers accounted for 58% of accounts receivable.

Allowance for Doubtful Accounts: The Company uses the allowance method of accounting for doubtful accounts. The allowance is based on management's estimate of the amount of receivables that will actually be collected. At December 31, 2019, no allowance for uncollectible accounts was considered necessary.

Property and Equipment: Property and equipment are stated at cost. Depreciation and amortization are calculated using straight-line and accelerated methods over the estimated useful lives of the related assets that range from 3 to 5 years.

Income Taxes: For federal, state and local income tax purposes, the Company is treated as a sole proprietor. Accordingly, no provision has been made for federal, state or local income taxes since the taxable income of the Company is to be included in the tax returns of the individual member.

The Company follows the Financial Accounting Standards Board ("FASB") guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. Management has evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance as of December 31, 2019. The Company is not currently under audit by any tax jurisdiction.

1. **Summary of Significant Accounting Policies, Continued:**

    Use of Estimates: The preparation of the financial statement in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period reported. Actual results could differ from those estimates.

    New Accounting Guidance: In February 2016, the FASB issued ASU 2016-02 – Leases (Topic 842). The update requires that all leasing activity with initial terms in excess of twelve months be recognized on the statement of financial position with a right of use asset and a lease liability. The standard requires entities to classify leases as either a finance or operating lease based upon the contractual terms. Lessees record a right of use asset with a corresponding liability based on the net present value of rental payments. The Company adopted the standard during 2019, under the modified retrospective approach to the earliest period presented. The adoption of Topic 842 resulted in the recording of a right of use asset and corresponding liability on the Company's statement of financial condition.

    Subsequent Events: Management has evaluated subsequent events through February 25, 2020, the date the financial statements were issued, and has determined there are no subsequent events to be reported in the accompanying financial statements.

2. **Property and Equipment:**

    Property and equipment at December 31, 2019 consisted of the following:

Furniture and equipment	$ 70,729
Website	18,927
	89,656
Less: accumulated depreciation	(87,247)
Property and equipment - net	$ 2,409

3. **Right of Use Asset and Operating Lease Liability:**

    The Company's lease portfolio consists of four operating leases for office spaces in New Jersey and New York, which expire on various dates through 2022. In accordance with ASU 2016-02, a right of use asset and lease liability were recorded at the time the ASU was adopted based on the present value of the future lease payments using a discount rate of 6%, the Company's estimated incremental borrowing rate. The Company elected the practical expedient to account for the non-lease components for all asset classes.

3. **Right of Use Asset and Operating Lease Liability, Continued:**

Future maturities of the operating lease liability as of December 31, 2019 are as follows:

Year	Amount
2020	$170,484
2021	60,560
2022	14,455
	$245,498
Less: discount to present value	19,229
	$226,269

4. **Related Party Transactions:**

During 2013, 2014, 2015 and 2017 the Company made five loans totaling $95,000 to an employee. The loans are non-interest bearing and have no defined repayment schedule. The balance on the loans was $95,000 as of December 31, 2019.

During 2019, the member was advanced funds for personal expenses totaling $21,886. This amount is included in due from related parties on the accompanying statement of financial condition.

5. **Profit Sharing Plan:**

The Company has a 401(k) profit sharing plan covering substantially all employees who have met certain eligibility requirements. Contributions to the plan are at the Company's discretion and were discontinued in 2016. The Company did not contribute to the plan in 2019.

6. **Regulatory Requirements:**

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and the ratio of aggregate indebtedness to net capital, of not more than 15 to 1. At December 31, 2019, the Company had net capital of $111,986, which was $73,264 in excess of required minimum net capital of $38,722. The Company's net capital ratio was 5.19 to 1. The Company does not carry accounts of its customers and accordingly is exempt from Rule 15c3-3(k)(2)(i) from preparing the Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3.